Reduced Chemical Usage

Nutriceutical/Glass/Textile Coatings

Raw Material Savings

Cost of Goods Savings

Reduced waste

Emissions Reduction

Energy & Water Savings

Solar Cells

Fuel Cells



SONO-TEK Corporation

2008 Annual Report

Sono-Tek's WideTrack system for textiles shown in the bottom photos, uses less material, creates less chemical waste, overspray, and atmospheric contamination than the pressure nozzle system shown in the top photos. In fact, the ultrasonic spray is so efficient, it's difficult to discern that it is even spraying.

However, the deposition is equal to the pressure nozzle system shown above, and the uniformity of the coating is superior with smaller, more even droplet sizes, requiring less time for drying/curing. In addition, Sono-Tek's ultrasonic nozzles are non-clogging, creating further savings in reduced downtime and maintenance costs.

ON THE COVER: *Our cover highlights the key advantages of our ultrasonic atomization nozzles for spraying and coating applications: the ability to use much less liquid to attain required coatings on glass, textiles, foods, and in other applications. This translates into lower cost of materials, less water use, less energy use for subsequent drying or environmental capture of wasted spray, all of which has become critically important at a time of reduction in availability or price increases in key commodities, water, and oil.*

The Ultrasonic Advantage





- Up to 40% reduction in energy costs
- Up to 60% reduction in water use
- Up to 80% reduction in material consumption

Corporate Highlights for Fiscal Year 2008

- We maintained positive net income and also initiated a major business development program during a downturn in domestic electronics business
- Maintained cash at level of preceding year
- Increased shareholder equity
- Maintained minimal debt levels
- Grew SonoDry Spray Dryer sales
- Grew glass line coating application sales
- First textile coater sale to major industrial manufacturer
- Entry into food products coating applications
- Entry into solar energy and fuel cell alternative energy markets

Table of Contents

Recent Press Releases and Announcements

April 2008 - Award by the New York State Energy Research and Development Authority of a $140,000 cost-sharing program with Sono-Tek. The program is for the development of equipment capable of ultrasonically spraying nanomaterials over biodegradable films for the food packaging industry in a continuous manner, thereby saving energy as well as reducing environmental impact.

April 2008 - Sono-Tek announces the sale of the first ultrasonic textile coater for industrial use. The coater is based on our proven WideTrack platform, used in many glass lines over the past several years, and is being sold to a manufacturer of commercial fabrics. It replaces traditional finishing lines, which apply finishes either by immersion in a bath of chemicals and water or spraying with traditional nozzles, followed by a heater to dry out the excess moisture resulting from these approaches. The ultrasonic approach will save chemicals, water, energy, and cost, by spraying only the amount needed to achieve performance specifications on the fabric surface.

March 2008 - Sono-Tek applies for a patent entitled "Ultrasonic Atomizing Nozzle Methods for the Food Industry". The patent covers the application of antimicrobials, nutriceuticals, sterilizing agents, nano-scale actives and other coatings for food products and packaging for enhanced shelf life, reduced use of coating materials, and reduced product cost.

March 2008 - Sono-Tek announces the creation of two strategic business units (SBUs) reporting to Joseph Riemer, Ph.D., President of Sono-Tek. One SBU is focused on electronics and advanced energy systems, such as fuel cells and solar energy devices, while the other is focused on broad ultrasonic coating solutions for medical devices, protective glass coatings, textile finishing applications, food and food packaging coatings, and spray drying applications.

February 2008 - Sono-Tek is awarded a patent for its MediSonic vacuum assisted ultrasonic coating equipment entitled "Process for Coating Three Dimensional Substrates with Thin Organic Films and Products". The MediSonic unit has been used for the coating of implantable medical devices such as real time diabetes monitors, as well as for coating the key element of a toxic gas sensing device for anti-terrorism applications.

October 2007 - A major business development program was announced by Sono-Tek in a letter to its shareholders. The letter described the approval by the Board of Directors of a multi-year program whereby the Company will invest approximately $2M in creating new business growth. The program's goal is a substantial increase in revenues over the next several years to take Sono-Tek into the $10-20M revenue arena, and the program will be funded primarily from operating revenues, possibly augmented with some of our cash reserves.

CHAIRMAN'S MESSAGE

Last year's Annual Report described taking our Company forward on a voyage of discovery. We wanted to determine how far we could go in transforming old ways of spraying and coating to our ultrasonic approach, with its inherent benefits of less chemical and water consumption, and resulting energy and environmental benefits. We described the culmination of a six-year transition from financial instability and narrow applications and geographic markets, to a Company with broader geographical and application markets, demonstrated growth and profitability, cash reserves on hand, little debt, significantly improved equity, and a strong team in place.

This year has seen the implementation of significant portions of our plan to grow the business. We made a commitment to invest in our future at a time when the US economy was beginning to slow down, and our sales were being impacted by lessened demand for electronic devices here at home. We told shareholders that we would none-the-less proceed to use money that could otherwise be reported as net income to add new sales, marketing, and technical resources. These resources are now in place and focused on a number of diversified and promising market applications such as food and food packaging coatings, advanced coating processes for medical implants, ultrasonic spray dryers, advanced energy applications based on fuel cells and solar energy, textile finishing, and other ultrasonic coating solutions. In every case, our spraying and coating systems provide our customers with the ability to do something that is not possible with competitive spraying systems and nozzles, and to avoid waste and save money at the same time. ***We are passionately dedicated to our mission of expanding the use of ultrasonic atomization spraying and coating systems to every application that can benefit from our game-changing technology. We believe we have the means to help our customers dramatically reduce the consumption of commodities such as liquids, water, and energy at a time of increasing resource limitations and price increases, with payback times well under a year in most cases.***

New Organization & Talent

Any business success starts with its people—dedicated, creative, and hardworking teams will most often achieve superior results. We have made substantial progress in the past year in adding key talent to our organization, beginning with the appointment of a new President, Dr. Joseph Riemer, and the creation of two new Strategic Business Units (SBUs). These SBUs are headed by two newly appointed Directors: Steve Harshbarger, Director of the Electronics and Advanced Energy SBU, and Luis Abarca, Director of the Ultrasonic Coating Solutions SBU. We have added substantial talent to both of these SBUs, giving us the strength and depth we need to pursue such diverse and new markets for our technology. We have augmented the strengthening of our marketing and sales team by greatly expanding our trade show presence, particularly in the various new markets we are pursuing. Our new Director of Technical Services, Robb Engle, has merged the engineering and customer service organizations into a strong unit capable of soup to nuts product support, so we can design a product for a new application, and follow it to the customer's site and insure that the process works to the customer's satisfaction. This team has also been strengthened with additions over the past year, and it is a key element in the drive to grow our business to several times its current size over the next few years.

New Facilities

New people need new facilities, and we have added to our space with new offices for both of the SBU teams. In addition, we have renovated our R&D laboratory to make it compatible with the needs of the medical, pharmaceutical, and food industries by installing stainless steel fixtures throughout, and we are adding to the engineering space as well. The combined effect of new and upgraded offices, laboratory facilities, work-station hardware and software is a clear demonstration to our customers of our confidence in the path we have chosen.



Financial Results

SALES - *Our sales this year were down by $1.187M or 17%, mostly due to the slowdown in domestic electronics capital spending. When fewer houses are sold, less electronic equipment is sold, and there is a reduced need for capital equipment like our SonoFlux circuit board fluxers. We see that the overall global electronics market has continued to grow, but more of this work is being done overseas in lower cost countries such as China, where buying practices, and lower priced local equipment can displace US-based equipment in applications. For example, International Monetary Fund data shows that China increased its share of the global economy by 3.5%, while the US share declined somewhat over 2%.*



SALES: 2003 TO 2008
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007
2008



NET INCOME: 2003 TO 2008
1,200
1,000
800
600
400
200
0
2003
2004
2005
2006
2007
2008

Some of these factors will or have already begun to improve — for example interest rates in the US have been going down recently, which could help domestic sales. In addition, we have been addressing the global market reality this past year by changes in strategy here. We have introduced a lower cost reciprocating fluxer unit, the SonoFlux EZ, the first of its kind for Sono-Tek. It does not possess all the sophistication of our regular SonoFlux product line, but it is already demonstrating the ability to attract sales that would have passed us by in developing countries. In effect, it is like having both a BMW and a Volkswagen in our line up: both have advantages, but to different customers, and having both enlarges our served markets.

INCOME - *In earlier shareholder communications last Fall, we announced that we had begun a major business development program. The goal of the program was to grow our business over the next several years into the $10-20M range. We expect that the program would cost up to $2M over several years, and we planned to fund this program principally from operating revenues, possibly augmented with some of our cash reserves. Of course, using operating revenues means less income to report, or possibly negative income, until the program bears fruit in increased revenues.*

In the past year, rather than reduce engineering, sales, and marketing expenses in line with the sales volume decrease, we have primarily refocused resources on the opportunities identified in our growth program. Furthermore, significant head count additions were made late in the Fiscal Year, and their impact does not show up in the FY2008 numbers. We are pleased to report that we have been able to fund the initiation of programs last year while still showing a small, but positive, net income.

CASH - *Likewise, while we were prepared to use some of our cash reserves to initiate the program, by the end of the year our cash position has remained about where it was at the end of the previous Fiscal Year. In fact, it has shown a modest increase to $2.340M from the previous level of $2.270M. Preserving cash in a recessionary environment, while embarking on a major development program is a strong representation of the diversity and underlying strength of this business.*


CASH RESERVES: 2003 TO 2008
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
2008

DEBT AND EQUITY - *As a consequence of the above performance for income and cash position, the Company has been able to show a modest increase in equity, and while reducing its minor amount of debt further this past year.*


DEBT AND EQUITY: 2003 TO 2008
DEBT
EQUITY
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
2003
2004
2005
2006
2007
2008

A SERIES OF FIRSTS - *As important as financial results may be, the qualitative achievements of the team in developing the business and pursuing our growth plans is of equal or greater importance to the long run. Some examples in the past year are:*

1. *The award by the US Patent Office of a patent for a "process to coat three dimensional substrates with thin organic films and products". This technology has proven useful in coating complicated geometries such as diabetic medical implants and toxic gas sensors in the past, and we believe it will have future benefits to our business as devices become smaller and more complicated.*

2. *The application for two new patents, one for an ultrasonic coating device for the food industry, and one related to the pumping and spraying of suspensions typically used in fuel cell and nanotechnology applications. Such suspensions are very difficult to maintain, and the novel use of our technology in the pumping process opens up applications that did not exist before.*

3. *The first sales of our MediCoat II Multiple Stent Coating System for use in batch coating of multiple cardiac stents with drug eluting compounds, the first of its kind in the industry.*

4. *The first sale of a WideTrack System to the textile industry. We have previously sold WideTrack systems to apply antimicrobial coatings to medical textiles, but this was the first sale to a full scale textile manufacturer for use with commercial fabric materials, a very large market. This sale was driven by the customer's need to reduce the use and cost of energy in the drying process associated with more traditional means of applying finishes to fabrics.*

5. *The first sales of our new SonoDry spray dryer line of equipment. SonoDry is a combination of a spray dryer and ultrasonic atomization, and it allows the creation of "designer" particles on terms of size and morphology never available in traditional spray drying before. This equipment has particular appeal in the pharmaceutical and nanotechnology fields.*

6. *The award by New York State Energy Research and Development Authority of a cost sharing contract to develop ultrasonic spray coatings for biodegradable films for the food industry. Presently available plastic films continue to build up and accumulate in our landfills, and current biodegradable films do not provide adequate shelf life protection to food ingredients. This program is aimed at applying nanotechnology based sprays to biodegradable films, improving their ability to limit oxygen transfer to food, yet quickly degrading into natural clay materials in a landfill.*

7. *We continued to serve PPG Industries with additional WideTrack glass coating systems this past year. In addition we have shipped our first WideTrack glass line systems to other customers in the global glass industry this past year.*

A Brief Summary of Our Products & Applications

Our ultrasonic nozzle technology produces a spray output that provides key conservation and cost reduction benefits to various product applications. Most of these applications involve incorporating one or more of our ultrasonic nozzles in a complex engineered spraying system that provides our customers in these industries with the precision and performance they want from a sprayed coating. The brief summary below will provide shareholders with some additional information regarding these applications and our technology and products:

PRINTED CIRCUIT BOARD FLUXING: *Sono-Tek entered this market in the early 1990s, and provided manufacturers of printed circuit boards with a much more precise means of applying fluxing agents to circuit boards prior to the soldering process than previously available. The ultrasonic spray fluxer, or SonoFlux line, has been a mainstay of the business since then, although its relative importance has declined as we have pursued newer markets since 2001 to minimize the impact of cyclicality in this segment. We have introduced a lower cost alternative spray fluxing system, SonoFlux EZ, to enhance our ability to compete in some of the newer offshore manufacturing centers.*

FUEL CELLS: *The increase in the price of oil has reawakened programs aimed at reducing dependence on foreign oil. The concerns about global warming are another driver in finding energy generation approaches that reduce carbon emissions into the atmosphere. Fuel cells have been around for a while, but recently there has been a dramatic increase in the development work aimed at producing more efficient and less costly fuel cells. We have seen an opportunity in this market and have begun to provide coating equipment for the key proton exchange membranes in these devices. Of particular importance is the ability to uniformly and precisely spray carbon nanomaterials and precious metals in a liquid suspension, and our equipment consisting of our ultrasonic syringe pump (patent pending) and our ExactaCoat and FlexiCoat systems has proven to be superior to other methods such as screen printing in this application.*

SOLAR ENERGY: *Solar energy development is also being driven by oil prices and global warming concerns, and we are working with a number of manufacturing and development companies to provide both fluxing and functional coatings to solar panels and substrates.*

SOLDER RECOVERY SYSTEMS: *Our electronics customers have an ongoing need to replace solder that becomes oxidized in their wave solder machines during the manufacture of printed circuit boards. In an era of increasing costs for raw materials such as solder, we provide them with a means of recycling their used solder at a payback time of well under a year by providing our EVS Solder Recovery System.*



CUSTOMER FEEDBACK: *"Since installing the new SonoFlux EZ system, we have seen a dramatic decrease in solder defects… and drastically reduced the flux consumption from 30 gallons a month to a mere 5 gallons."*

MEDICAL DEVICES: *We have had continuing sales to manufacturers of implanted medical devices such as drug eluting stents for cardiac applications, peripheral vascular applications, sinus applications, and diabetic monitoring applications. We expect this business to continue to grow as more device manufacturers seek a coating method that is precise and repeatable, and as manufacturers move from the use of our products in development trials to full scale production. Our new MediCoat II is being sold into the production market now, and it builds off the success of the MediCoat I unit.*

GLASS MANUFACTURING: *Several years ago, we introduced our WideTrack Glass coating system to help customers reduce the use of liquids, water, and to reduce cost and environmental clean up in applying anti-stain coatings as the final step in glass manufacturing. This has been a successful application with many of these units sold, and is one which continues to hold promise for current and future sales.*

SPRAY DRYING: *Sono-Tek entered this field several years ago by designing an ultrasonic nozzle that could be retrofitted into other manufacturer's air atomization spray dryers, in response to customer demand for the different spray dried particle morphology that results. We now offer a complete line of fully engineered laboratory scale spray dryers, with capability to use both air atomization and ultrasonic nozzles. The new line has enjoyed a receptive market this past year.*



CUSTOMER FEEDBACK:
"better control and more reproducible [than the previous] low pressure low volume spray coating method"

TEXTILE FINISHING: *We introduced our spray technology to the industry several years ago, and had initial success in the medical textile segment, applying antibacterial coatings to bandages. This year, we have sold our first WideTrack Textile coating system to the mainstream textile industry, and look forward to growing this business segment as other customers become aware of the benefits of reduction in liquids, drying energy, and associated costs. Our calculations show that savings in liquids and energy usage can pay for these systems in much less than a year.*



FOOD COATING APPLICATIONS: *We initiated an aggressive program to develop food and food packaging applications last year, after receiving several previous orders for coating food products. Air atomization nozzles are in use in the food industry, with their typical limitations of nozzle clogging, waste and extra cost due to overspray. Beyond that, we believe that we can offer the food industry new ways of providing antimicrobial protection to food products, based on surface coatings rather than including preservatives throughout the food product itself. In addition, the packaging industry is evolving towards biodegradable packaging that preserves the product, but easily deteriorates to environmentally friendly components in landfills. We believe food coating applications could become a very large portion of our business in the next several years.*





Christopher Coccio, Chairman & CEO



Joseph Riemer, President



THE ROAD AHEAD: *Time will tell if we have invested and spent wisely over the past year and through the current fiscal year. The proof will be in the pudding as they say, and in this case the "pudding" must be an increase in sales volume, which in turn leads to an increase in net income this year or next as we continue to pursue our program for significant growth. This much is clear: we have been able to make substantial investments in people, marketing, intellectual property, and facilities while keeping our income and cash flow positive. And this occurred in a very difficult year for most businesses. Also clear is the increased momentum and energy here, as we see more customer interest and proposal activity, with most of it coming from the newer markets. The slowdown isn't over, and may be a factor in 2009 as well, but it is our hope to add enough new business areas so that we have a net increase in business, offsetting recession-induced declines in the older areas of our portfolio, should that occur.*

We are very confident in the direction we are taking, in the skills and dedication of both the new and longer term employees on our team, and in the technical, economic, and environmental benefits we provide to our customers with our ultrasonic atomization technologies. We look forward to what the current year will bring, and we hope to report significant progress and results this time next year.

Sincerely,

Christopher L. Coccio, Ph.D.
Chairman and CEO
July 7, 2008

Forward-Looking Statements

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, press releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations. These factors include, among other considerations, general economic and business conditions; political, regulatory, competitive and technological developments affecting the Company's operations or the demand for its products; timely development and market acceptance of new products; adequacy of financing; capacity additions, the ability to enforce patents and the successful implementation of the business development program.

We undertake no obligation to update any forward-looking statement.

Overview

Sono-Tek has developed a unique and proprietary series of ultrasonic atomizing nozzles, which are being used in an increasing variety of electronic, medical, industrial, and nanotechnology applications. These nozzles are electrically driven and create a fine, uniform, low velocity spray of atomized liquid particles, in contrast to common pressure nozzles. These characteristics create a series of commercial applications that benefit from the precise, uniform, thin coatings that can be achieved. When combined with significant reductions in liquid waste and less overspray than can be achieved with ordinary pressure nozzle systems, there is lower environmental impact and lower energy use.

We have a well established position in the electronics industry with our SonoFlux spray fluxing equipment. It saves customers from 40% to 80% of the liquid flux required to solder printed circuit boards over other methods, such as foam fluxing. Less flux equates to less material cost, fewer chemicals in the workplace, and less clean-up. Also, the SonoFlux equipment reduces the number of soldering defects, which reduces the amount of rework.

One change that has proven successful is our diversification into the medical device market. In the past several years, we have focused engineering resources on the medical device market, with emphasis on providing coating solutions for the new generation of drug coated stents. We have sold a significant number of specialized ultrasonic nozzles and MediCoat stent coating systems to large medical device customers. Sono-Tek's stent coating systems are superior compared to pressure nozzles in their ability to uniformly coat the very small arterial stents without creating webs or gaps in the coatings. We sell a bench-top, fully outfitted stent coating system to a wide range of customers that are manufacturing stents and/or applying coatings to be used in developmental trials. We have also introduced and sold several multiple stent coaters known as MediCoat II.

Another change that has stimulated an increase in business has been the development of the WideTrack coating system, a broad based platform for applying a variety of coatings to moving webs of glass, textiles, plastic, metal, food products and packaging materials. The WideTrack is a long-term product and market development effort. Thus far, we have made successful inroads with WideTrack systems into the glass, medical textile (bandages), and recently the textile industry. We plan to increase our marketing efforts into the broader textile and food industry markets. This will require a continuation of market and technology development in these areas in the years ahead. Some of these WideTrack applications involve nano-technology based liquids. We believe there is an excellent fit between the thin, precise films required in nano-technology coating applications and our ultrasonic nozzle systems.

In the electronics, medical device and WideTrack coating markets, it has been incumbent upon us to focus our attention and resources on the development of a much greater international presence. We believe we have accomplished this and plan to continue our marketing efforts. Our international sales have risen from approximately 20% of total revenues in Fiscal Year 2003 to approximately 50% today.

Past history shows the cyclical nature of the electronics business. This cyclicality, coupled with the increasing trend toward moving electronics production offshore, created a need to diversify. As expected, our US-based electronics business has declined this year and is approximately 33% below previous levels, as a result of the trend toward production moving offshore, coupled with a slower economy and the reduced competitiveness of our US-based automotive customers.

The creation of technological innovations and the expansion into new geographical markets requires the investment of both time and capital. Although there is no guarantee of success, we expect that over time, these newer markets will be the basis for Sono-Tek's continued growth and will contribute to future profitability. It is management's opinion that this strategy will be a better one than being bound to a shrinking domestic market.

Liquidity and Capital Resources

Working Capital - Our working capital decreased $442,000 from a working capital of $4,232,000 at February 28, 2007 to $3,790,000 at February 29, 2008. The decrease in working capital is primarily due to the purchase of equipment and leasehold improvements and the reclassification of $200,000 of our current deferred tax asset to long term. Our current ratio is 5.2 to 1 at February 29, 2008, as compared to 6.8 to 1 at February 28, 2007.

Stockholders' Equity - Stockholders' equity increased $47,000 from $4,851,000 at February 28, 2007 to $4,898,000 at February 29, 2008. The increase in stockholders' equity is the result of net income of $11,000, and stock based compensation of $36,000.

Operating Activities – In 2008, our operations provided $491,000 of cash compared to $731,000 in the prior year, a decrease of $240,000 or 33%. The current year's decrease in cash provided from operations is due to a decrease in net income, a decrease in accounts receivable and an increase in inventories and accounts payable and accrued expenses and the purchase of equipment and leasehold improvements.

Investing Activities – In 2008, we used $385,000 for the purchase of capital equipment and $8,000 for patent application costs.

Financing Activities – In 2008, our net cash used in financing activities was $27,000, resulting from the repayments of notes payable.

We currently have a revolving credit line of $500,000 and a $150,000 equipment purchase facility, both of these are with a bank. At February 29, 2008, there were no outstanding borrowings under the line of credit. The revolving credit line is collateralized by all of the assets of the Company and requires a 30 day annual payoff, which took place between April 12, 2005 and May 12, 2005. There have been no borrowing's under the revolving credit line after it was paid off in May 2005.

We had outstanding borrowings of $52,000 under the equipment facility at February 29, 2008. The borrowings have repayment terms which vary from 36 – 60 months and bear interest at rates from 6.2% to 6.6%.

Results of Operations

For the year ended February 29, 2008, our sales decreased by $1,187,000 to $5,699,000 as compared to $6,886,000 for the year ended February 28, 2007. For the year ended February 29, 2008, we experienced a decrease in sales of both fluxer units and nozzles when compared to the prior year. The decrease in sales of these units was partially offset by sales of our Spray Dryer units, EVS Systems used for solder recovery and our programmable XYZ precision coating units. Our sales to customers located in Asian countries decreased by $534,000 or 32% for the year ended February 29, 2008. Our sales to US-based customers decreased by $686,000 or 17% for the year ended February 29, 2008.

Our gross profit decreased $798,000, to $2,664,000 for the year ended February 29, 2008 from $3,462,000 for the year ended February 28, 2007. Our gross margin percentage was 47% for the year ended February 29, 2008 compared to 50% for the year ended February 28, 2007.

Marketing and selling costs decreased $185,000 to $1,096,000 for the year ended February 29, 2008 from $1,281,000, for the year ended February 28, 2007. The decrease is due to decreased sales commissions and travel expenses.

General and Administrative expense increased $25,000 to $875,000 for the year ended February 29, 2008 from $850,000, for the year ended February 28, 2007. The increase is primarily due to an increase in salaries resulting from an increase in personnel.

Research and product development costs decreased $62,000 to $796,000 for the year ended February 29, 2008 as compared to $858,000 for the year ended February 28, 2007. The decrease is due to decreased engineering materials, depreciation expense and salaries.

Interest income increased $8,000 to $80,000 for the year ended February 29, 2008 as compared to $72,000 for the year ended February 28, 2007. Our present investment policy is to invest excess cash in short term commercial paper with an S & P rating of at least A1+.

For the year ended February 29, 2008, we reported an operating loss of ($102,000) compared to operating income of $474,000 for the year ended February 28, 2007, a decrease of $576,000. Net income decreased $533,000 to $11,000 or $.00 per share on a diluted basis for the year ended February 29, 2008 from $544,000 or $0.04 per share for the year ended February 28, 2007. The decrease in operating income is a result of the current year's decrease in sales and the effects of our business development plan. Our business development plan was introduced in the third quarter and its focus is on areas where we have demonstrated new capabilities and on areas where there appears to be more opportunity that we could serve with additional technical and sales personnel. The programs goal is to grow both sales and net income.

Other Income

As previously reported on Form 8-K, filed on July 5, 2005, the Company determined that a former employee had misappropriated approximately $250,000 of the Company's monies, primarily through unauthorized check writing from the Company's accounts over a period of three calendar years. The Company had previously expensed substantially all of the misappropriated funds over the years.

The Company has recovered approximately 72% of these funds to date. The Company has a promissory note that is being repaid by the former employee. The note has been fully reserved for as the collectibility is questionable. As previously discussed, the Company can offer no assurances that it will be successful in its attempt to collect the balance of the remaining restitution.

Critical Accounting Policies

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions. The Company believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, please see the notes to the Company's consolidated financial statements.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes. Management judgment is required in determining the provision for the deferred tax asset. During the fourth quarter of the year ended February 29, 2004, the Company reduced the valuation reserve for the deferred tax asset resulting from the net operating losses carried forward due to the Company having demonstrated consistent profitable operations. In the event that actual results differ from these estimates, the Company may need to again adjust such valuation reserve.

Stock-Based Compensation

The computation of the expense associated with stock-based compensation requires the use of a valuation model. SFAS 123(R) is a new and very complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. We currently use a Black-Scholes option pricing model to calculate the fair value of stock options. We primarily use historical data to determine the assumptions to be used in the Black-Scholes model and have no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. SFAS 123(R) requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

Impact of New Accounting Pronouncements

FASB 161 - Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FASB Statement No. 161, which amends and expands the disclosure requirements of FASB Statement No. 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how the derivative instruments and the related hedged items are accounted for and how the related hedged items affect an entity's financial position, performance and cash flows. This Statement is effective for financial statements for fiscal years and interim periods beginning after November 15, 2008. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Sono-Tek Corporation

MILTON, NEW YORK

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 29, 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended February 29, 2008 and February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 29, 2008 and the results of their operation and their cash flows for each of the years then ended February 29, 2008 and February 28, 2007 in conformity with accounting principles generally accepted in the United States.

Sherb & Co., LLP

SHERB & CO., LLP
Certified Public Accountants
New York, New York
May 16, 2008

CONSOLIDATED BALANCE SHEET

ASSETS	February 29, 2008
Current Assets:	
Cash and cash equivalents	$ 2,339,550
Accounts receivable (less allowance of $18,500)	614,378
Inventories, net	1,602,511
Prepaid expenses and other current assets	69,032
Deferred tax asset	70,000
Total current assets	4,695,471
Equipment, furnishings and leasehold improvements (less accumulated depreciation of $1,046,195)	536,892
Intangible assets, net	34,011
Other assets	7,171
Deferred tax asset	615,803
TOTAL ASSETS	$ 5,889,348
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable	$ 412,692
Accrued expenses	452,911
Current maturities of long term debt	23,909
Deferred tax liability	16,239
Total current liabilities	905,751
Long term debt, less current maturities	27,628
Deferred tax liability	57,978
Total Liabilities	991,357
Commitments and Contingencies	-
Stockholders' Equity	
Common stock, $.01 par value; 25,000,000 shares authorized, 14,361,091 issued and outstanding	143,612
Additional paid-in capital	8,343,880
Accumulated deficit	(3,589,501)
Total stockholders' equity	4,897,991
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,889,348

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended February 29, 2008	Years Ended February 28, 2007
Net Sales	$ 5,698,602	$ 6,886,453
Cost of Goods Sold	3,034,693	3,424,183
Gross Profit	2,663,909	3,462,270
Operating Expenses		
Research and product development	795,551	857,718
Marketing and selling	1,095,544	1,280,553
General and administrative	875,210	850,238
Total Operating Expenses	2,766,305	2,988,509
Operating (Loss) Income	(102,396)	473,761
Other Income (Expense):		
Interest Expense	(4,292)	(6,133)
Interest Income	80,336	72,313
Other Income	12,158	11,523
Income before Income Taxes	(14,194)	551,464
Income Tax Benefit (Expense)	25,399	(7,261)
Net Income	$ 11,205	$ 544,203
Basic Earnings Per Share	$ .00	$ .04
Diluted Earnings Per Share	$ .00	$ .04
Weighted Average Shares – Basic	14,360,618	14,359,936
Weighted Average Shares – Diluted	14,394,010	14,439,808

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED FEBRUARY 29, 2008 AND FEBRUARY 28, 2007

	Common Stock Par Value $.01		Additional Paid - In	Stock Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance – February 29, 2006	14,354,416	$143,545	$8,247,091	$(15,750)	$(4,144,909)	$4,229,977
Exercise of non-employee stock options	5,000	50	900	-	-	950
Stock Sold/Issued	-	-	-	15,750	-	15,750
Exercise of stock options	1,125	11	1,587	-	-	1,598
Stock Based Compensation Expense	-	-	58,723	-	-	58,723
Net Income	-	-	-	-	544,203	544,203
Balance – February 28, 2007	14,360,541	143,606	8,308,301	-	(3,600,706)	4,851,201
Exercise of stock options	550	6	(6)	-	-	-
Stock Based Compensation Expense	-	-	35,585	-	-	35,585
Net Income	-	-	-	-	11,205	11,205
Balance – February 29, 2008	14,361,091	$143,612	$8,343,880	-	$(3,589,501)	$4,897,991

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended February 29, 2008	Years Ended February 28, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 11,205	$ 544,203
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	154,020	132,401
Stock based compensation expense	35,585	58,723
Gain on sale of equipment	-	17,723
(Increase) Decrease in:		
Accounts receivable	332,455	8,261
Inventories	(196,280)	114,166
Prepaid expenses and other current assets	75	(1,083)
Deferred tax asset	(4,564)	-
(Decrease) Increase in:		
Accounts payable and accrued expenses	180,261	(143,863)
Deferred tax liability	(22,022)	-
Net Cash Provided by Operating Activities	490,735	730,531
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, furnishings and leasehold improvements	(384,952)	(189,615)
Patent filing costs	(7,867)	(5,392)
Net Cash Used In Investing Activities	(392,819)	(195,007)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of stock	-	15,750
Proceeds from exercise of warrants and options	-	2,548
Repayment of long term debt	(27,342)	(25,650)
Net Cash Used in Financing Activities	(27,342)	(7,352)
NET INCREASE IN CASH AND CASH EQUIVALENTS	70,574	528,172
CASH AND CASH EQUIVALENTS:		
Beginning of year	2,268,976	1,740,804
End of year	$ 2,339,550	$ 2,268,976

See notes to consolidated financial statements.

NOTE 1: BUSINESS DESCRIPTION

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles, which are sold world-wide. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Consolidation - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), which the Company acquired on August 3, 1999, and whose operations have been discontinued. There have been no operations of this subsidiary since Fiscal Year Ended February 28, 2002. All significant intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less. The Company occasionally has cash or cash equivalents on hand in excess of the $100,000 insurable limits at a given bank. At February 29, 2008, the Company had $2,239,550 over the insurable limit.

Supplemental Cash Flow Disclosure -

	Years Ended	
	February 29, 2008	February 28, 2007
Interest paid	$4,140	$5,923
Income taxes paid	$1,827	$7,261

Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-progress and the specific identification method for finished goods.

Allowance for doubtful accounts - The Company records a bad debt expense/allowance based on managements estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectibility on an individual basis. The bad debt expense recorded for the years ended February 29, 2008 and February 28, 2007 was $0 and $3,750, respectively.

Equipment, Furnishings and Leasehold Improvements - Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

Product Warranty - Expected future product warranty expense is recorded when the product is sold.

Intangible Assets - Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents and the unamortized portion of deferred financing costs. The accumulated amortization of patents is $58,949 at February 29, 2008. Annual amortization expense of such intangible assets is expected to be $4,600 per year for the next five years.

Research and Product Development Expenses - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred. Engineering costs directly applicable to the manufacture of existing products are included in cost of goods sold.

Income Taxes - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options granted but not yet exercisable under the Company's stock option plans are not included for Diluted EPS calculations under the treasury stock method.

Shipping and Handling Costs - Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

Advertising Expenses - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expense for the years ended February 29, 2008 and February 28, 2007 was $130,024 and $116,274, respectively.

Long-Lived Assets - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Recognition of Revenue - Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances. Discounts and allowances are determined when a sale is negotiated. The Company does not grant its customers or independent representatives the ability to return equipment after a sale is complete.

Concentration of Credit Risk - The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business. The Company does have cash in excess of the federal insurable limits as noted above. The Company also has two customers, which accounted for 3.3% and 3.2% of sales, respectively, during the year ended February 29, 2008. One customer accounted for 9.1% of the outstanding accounts receivables at February 29, 2008.

Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements -

FASB 161 - Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FASB Statement No. 161, which amends and expands the disclosure requirements of FASB Statement No. 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how the derivative instruments and the related hedged items are accounted for and how the related hedged items affect an entity's financial position, performance and cash flows. This Statement is effective for financial statements for fiscal years and interim periods beginning after November 15, 2008. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

NOTE 3: SEGMENT INFORMATION

The Company currently operates in one business segment, spraying systems and is primarily engaged in the business of developing, manufacturing, selling, installing and servicing ultrasonic spray equipment.

NOTE 4: STOCK-BASED COMPENSATION

On March 1, 2006, the Company adopted SFAS No. 123R, "Share Based Payments." SFAS No. 123R requires companies to expense the value of employee stock options and similar awards for periods beginning after December 15, 2005, and applies to all outstanding and vested stock-based awards at a company's adoption date.

The weighted-average fair value of options has been estimated on the date of grant using the Black-Scholes options-pricing model. The weighted-average Black-Scholes assumptions are as follows:

	2008	2007
Expected life	4 years	4 years
Risk free interest rate	4.01% - 4.97%	4.35% - 5.07%
Expected volatility	47% - 57%	39% - 78%
Expected dividend yield	0%	0%

In computing the impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company's forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding. If the Company's actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

For the years ended February 29, 2008 and February 28, 2007, net income and earnings per share reflect the actual deduction for stock-based compensation expense. The impact of applying SFAS 123R approximated $35,585 and $58,723 in additional compensation expense for the years then ended, respectively. Such amount is included in general and administrative expenses on the statement of operations. The expense for stock-based compensation is a non-cash expense item.

NOTE 5: INVENTORIES

Inventories consist of the following:

	February 29, 2008
Raw Materials	$ 550,624
Work-in-process	457,832
Consignment	9,770
Finished Goods	788,482
Totals	1,806,708
Less: Allowance	(204,197)
	$ 1,602,511

NOTE 6: EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements consist of the following:

	February 29, 2008
Laboratory equipment	$ 415,507
Machinery and equipment	357,702
Leasehold improvements	86,333
Furniture and fixtures	723,545
Totals	1,583,087
Less: accumulated depreciation	(1,046,195)
	$ 536,892

Depreciation expense for the years ended February 29, 2008 and February 28, 2007 was $149,421 and $127,831, respectively.

NOTE 7: ACCRUED EXPENSES

Accrued expenses consist of the following:

	February 29, 2008
Accrued compensation	$169,310
Estimated warranty costs	14,700
Accrued commissions	47,364
Professional fees	26,102
Customer deposits	180,409
Other accrued expenses	15,026
	$452,911

NOTE 8: REVOLVING LINE OF CREDIT

The Company has a $500,000 revolving line of credit at prime which was 6.00% at February 29, 2008. The loan is collateralized by all of the assets of the Company. The line of credit is payable on demand and must be retired for a 30 day period once annually. As of February 29, 2008, the Company had no outstanding borrowings under the revolving line of credit.

NOTE 9: LONG-TERM DEBT

Long-term debt consists of the following:

	February 29, 2008
Equipment loan, bank, collateralized by related production equipment, payable in monthly installments of principal and interest of $832. Interest rate 6.51%. 60 month term	$ 19,385
Equipment loan, bank, collateralized by related office equipment, payable in monthly installments of principal and interest of $1,039. Interest rate 6.21%. 36 month term	7,103
Equipment loan, bank, collateralized by related engineering equipment, payable in monthly installments of principal and interest of $770. Interest rate 6.54%. 60 month term	25,049
Total long term debt	51,537
Due within one year	23,909
Due after one year	$ 27,628

Long-term debt is payable as follows:

Fiscal Year ending February 28,	
2010	17,853
2011	9,775

NOTE 10: COMMITMENTS AND CONTINGENCIES

Leases – Total rent expense was approximately $104,331 and $100,769, for the years ended February 29, 2008 and February 28, 2007, respectively.

The Company presently leases its office and production facilities on a month-to-month basis.

NOTE 11: INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate to pre-tax income (loss) as follows:

	February 29, 2008	%	February 28, 2007	%
Computed tax at maximum rate	$ (4,968)	35.00	$ 193,012	(35.00)
Franchise taxes due, net of federal benefit	(596)	4.2	23,161	(4.20)
Permanent Difference - FASB 123R	14,234	(100.28)	23,489	(4.26)
Utilization or change in valuation allowance for tax effect of operating loss carryforwards	-	-	(246,923)	44.78
Recognition of remaining deferred tax net operating loss carryforwards	16,729	(117.23)	-	-
Income Tax (Benefit)	$ 25,399	(178.31)	$ (7,261)	1.32

The net deferred tax asset is comprised of the following:

	February 29, 2008
Inventory	$ 122,000
Accrued expenses	21,000
Net operating losses and other carryforwards	542,803
Net deferred tax asset	$ 685,803
Deferred tax liability – Depreciation	$ 74,217

The change in the valuation allowance was $80,000 for the year ended February 29, 2008. This represents an $80,000 decrease in the net operating loss valuation allowance offset by a $64,000 change in other timing differences and a $16,000 increase in the net deferred tax asset recorded. A $685,803 tax benefit has been reflected as a tax asset in the financial statements, of which $270,000 is a current asset.

At February 29, 2008, the Company has available net operating loss carryforwards of approximately $1,543,000 for income tax purposes, which expire between fiscal 2019 and fiscal 2028. The Company also has research and development credits of approximately $136,000, which expire between fiscal 2010 and fiscal 2021. The net operating loss and credit carryforwards generated by a subsidiary are subject to limitations under Section 382 and Section 383 of the Internal Revenue Code.

NOTE 12: STOCKHOLDERS' EQUITY

Stock Options – The Company has two stock option plans, the 1993 Stock Incentive Plan, as Amended ("1993 Plan") and the 2003 Stock Incentive Plan ("2003 Plan"). Under each Plan, options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. Options granted under the 1993 Plan expire on various dates through 2013. The 1993 Plan expired in October 2003 and no further options can be granted under the 1993 Plan. A total of 80,000 options remain outstanding under the 1993 Plan. Under the 2003 Plan options expire at various dates through 2015. A total of 892,375 options are outstanding under the 2003 Plan.

During Fiscal Year 2008, the Company granted options for 90,000 shares exercisable at prices from $.95 to $1.18 to officers of the Company and options for 20,000 shares exercisable at prices from $.95 to $1.30 to employees of the Company.

During Fiscal Year 2007, the Company granted options for 45,000 shares exercisable at prices from $1.00 to $1.99 to employees of the Company.

Under both the 1993 Plan and the 2003 Plan, options are granted at prices that are at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in both Plans or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminate at a stipulated period of time after an employee's termination of employment.

A summary of the activity of both plans for the years ended February 29, 2008 and February 28, 2007 is as follows:

	Stock Options		Weighted Average Exercise Price	
	Outstanding	Exercisable	Outstanding	Exercisable
Balance – February 28, 2006	935,500	762,425	1.61	1.83
Granted Fiscal Year 2007	45,000		1.41	
Exercised Fiscal Year 2007	(6,125)		(.42)	
Canceled Fiscal Year 2007	(25,000)		(1.82)	
Balance – February 28, 2007	949,375	871,500	1.58	1.63
Granted Fiscal Year 2008	110,000		1.03	
Exercised Fiscal Year 2008	(1,500)		(.50)	
Canceled Fiscal Year 2008	(85,500)		(1.36)	
Balance – February 29, 2008	972,375	840,950	1.54	1.60

Information, at date of issuance, regarding stock option grants for the years ended February 29, 2008:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Year ended February 29, 2008:			
Exercise price exceeds market price	-	-	-
Exercise price equals market price	110,000	$ 1.03	$ .49
Exercise price is less than market price	-	-	-

The following table summarizes information about stock options outstanding and exercisable at February 29, 2008:

	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number Exercisable
Range of exercise prices:				
$.25 to $.50	40,000	4.9	$ .31	40,000
$.51 to $1.00	147,500	7.3	$ .91	70,000
$1.01 to $1.75	654,875	6.8	$ 1.60	603,950
$1.76 to $2.30	90,000	7.1	$ 2.18	88,500
$2.31 to $3.00	40,000	7.4	$ 2.48	38,500

NOTE 13: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	February 29, 2008	February 28, 2007
Numerator for basic and diluted earnings per share	$ 11,205	$ 544,203
Denominator:		
Denominator for basic earnings per share - weighted average shares	14,360,618	14,359,936
Effects of dilutive securities:		
Stock options for employees, directors and outside consultants	33,392	79,872
Denominator for diluted earnings per share	14,394,010	14,439,808
Basic earnings per share	$ .00	$ .04
Diluted earnings per share	$ .00	$ .04

NOTE 14: SIGNIFICANT CUSTOMERS AND FOREIGN SALES

Export sales to customers located outside the United States were approximately as follows:

	February 29, 2008	February 28, 2007
Western Europe	$ 918,000	$ 886,000
Far East	1,090,000	1,567,000
Other	775,000	1,056,000
	$ 2,783,000	$ 3,509,000

During Fiscal Years 2008 and 2007, sales to foreign customers accounted for approximately $2,783,000 and $3,509,000, or 49% and 51% respectively, of total revenues.

NOTE 15: OTHER INCOME

As previously reported on Form 8-K, filed on July 5, 2005, the Company determined that a former employee had misappropriated approximately $250,000 of the Company's monies, primarily through unauthorized check writing from the Company's accounts over a period of three calendar years. The Company has previously expensed substantially all of the misappropriated funds over the years.

The Company has recovered approximately 72% of these funds to date. The Company has a promissory note that is being repaid by the former employee. The note has been fully reserved for as the collectibility is questionable. As previously discussed, the Company can offer no assurances that it will be successful in its attempt to collect the balance of the remaining restitution.

COMMON STOCK

Our Common Stock trades in the over-the-counter market on the OTC Bulletin Board. The following table sets forth the range of high and low closing bid quotations for our Common Stock for the periods indicated.

	Years Ended			
	February 29, 2008		February 28, 2007	
	High	Low	High	Low
First Quarter	$1.30	$1.08	$1.85	$1.40
Second Quarter	1.15	0.90	1.68	1.35
Third Quarter	1.09	0.79	1.60	1.25
Fourth Quarter	0.97	0.66	1.30	0.96

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions.

As of May 19, 2008, there were 273 shareholders of record of our Common Stock, according to our stock transfer agent. We estimate that we have between 1,000 and 1,400 beneficial shareholders of our common stock. The difference between the shareholders of record and the total shareholders is due to stock being held in street names at our transfer agent.

We have not paid any cash dividends on our Common Stock since inception. We intend to retain earnings, if any, for use in our business and for other corporate purposes.

CORPORATE DIRECTORY

Directors

Christopher L. Coccio, Ph.D. - Chairman and CEO

Joseph Riemer, Ph.D. - President

Samuel Schwartz - Chairman Emeritus and former Chairman of the Board, Director since 1987, retired Chairman and CEO of Krystinel Corporation.

Edward J. Handler, Esq. - Chairman of the Compensation Committee, retired partner from Kenyon and Kenyon intellectual property law firm, President and COO of Storm Bio, Inc., past President of the West Point Society of New York.

Philip A. Strasburg, CPA - Certified Public Accountant in New York State, retired partner from Anchin Block and Anchin accounting firm, Chairman of the Audit Committee, member of the Westchester Public/Private Partnership for Aging Services Board of Directors.

Donald F. Mowbray, Ph.D. - Independent Consultant, Retired head of General Electric's Corporate R&D Mechanical Engineering Laboratory.

Executive Officers

Christopher L. Coccio, Ph.D. - Chairman and CEO
Joseph Riemer, Ph.D. - President
Stephen J. Bagley, CPA - Chief Financial Officer
Vincent F. DeMaio - Director of Programs
R. Stephen Harshbarger - Director, Electronics & Advanced Energy SBU

Corporate Headquarters

2012 Route 9W
Milton, NY 12547
Phone: 845.795.2020
Fax: 845.795.2720

Corporate Website

http://www.sono-tek.com

Corporate E-mail

info@sono-tek.com



SONO•TEK Corporation

END